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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              ----------------------------------------------------


                                  SCHEDULE TO/A

             TENDER OFFER STATEMENT UNDER SECTION 14(D)1 OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                             KOLLMORGEN CORPORATION
       ------------------------------------------------------------------
                            (Name of Subject Company)


                            KING DC ACQUISITION CORP.
                               DANAHER CORPORATION
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                        (Name of Filing Person - Offeror)


                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
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                         (Title of Class of Securities)


                                   500440 10 2
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                      (CUSIP Number of Class of Securities)


                               PATRICK W. ALLENDER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               DANAHER CORPORATION
                             1250 24TH STREET, N.W.
                             WASHINGTON, D.C. 20037
                            TELEPHONE: (202) 828-0850
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           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                TREVOR S. NORWITZ
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000


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


            This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation and a wholly owned subsidiary of Danaher ("Purchaser"), on May 12, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $2.50 per share, including associated preferred share purchase rights (collectively, the "Shares"), of Kollmorgen Corporation, a New York corporation ("Kollmorgen"), at a purchase price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase ("Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

ITEM 7      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Item 7 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to restate the second paragraph under Section 12 of the Offer to Purchase ("Source and Amount of Funds") in full as follows:

            "Danaher has possession of, or has available to it, sufficient funds to close the Offer and the Merger, and will cause Purchaser to have sufficient funds available to close the Offer and the Merger. Danaher intends to obtain the necessary funds to consummate the Offer from available cash on hand of approximately $70 million and by borrowings under Danaher's existing $250 million credit facility with a consortium of commercial banks, which provides for payment of interest at a rate of LIBOR plus .125%. As of May 30, 2000, Danaher has no borrowings outstanding under this credit facility, which provides revolving credit through September 30, 2001. Danaher has made no arrangements at this time to repay any borrowings upon the expiration of that facility. If more favorable terms are available, Danaher may in the alternative borrow some or all of this amount pursuant to uncommitted lines of credit with institutional investors, although any such terms are expected to be materially similar to those described above."


ITEM 11     ADDITIONAL INFORMATION

            Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to add to the end of the fifth paragraph (captioned "Antitrust") of Section 15 of the Offer to Purchase ("Legal Matters; Required Regulatory Approvals") the following sentence:

            "The required waiting period with respect to the Offer and the Merger under the HSR Act expired at 11:59 p.m., New York City time, on May 30, 2000."




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


            Item 11 of the Schedule TO is hereby further amended to add to the end of the third sentence of the eighth paragraph (captioned "Foreign Approvals") of Section 15 of the Offer to Purchase the following sentence:

            "On May 29, 2000, the German Federal Cartel Office informed us that the required waiting period terminated."


            Item 11 of the Schedule TO is hereby further amended by deleting the words found in subsection (D) of the first paragraph of Section 14 of the Offer to Purchase ("Conditions of the Offer") "prior to the time of acceptance for payment for any Shares" and replacing the deleted words with the words "prior to the Expiration Date".









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


SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2000

                                    KING DC ACQUISITION CORP.


                                       By:  /s/ Daniel L. Comas
                                           --------------------------------
                                           Name:   Daniel L. Comas
                                           Title:  Vice President


                                    DANAHER CORPORATION


                                       By:  /s/ Daniel L. Comas
                                           --------------------------------
                                           Name:   Daniel L. Comas
                                           Title:  Vice President - Corporate
                                                   Development









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